UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 25, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Trading statement for the year ended 31 December 2017
Westonaria, 25 October 2017: In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited
(JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders are advised that the Sibanye-Stillwater Group has a reasonable degree of certainty that it will report an attributable loss of at least R4.6 billion (US$350 million) for the year ending 31 December
2017, compared with attributable earnings of R3.7 billion (US$252 million) for the year ended 31 December
2016 (comparative period).

The decrease in earnings is due to a number of factors including: impairments and a provision for occupational healthcare claims during the six months ended 30 June 2017; transaction and restructuring costs; the incorporation of newly acquired operations and a gain on acquisition which was recognised during the comparable period in 2016; and significant differences in commodity prices and the average rand:dollar exchange rate year-on-year.

Earnings per share (EPS) and headline earnings per share (HEPS) for the period, are further affected by
1,195,787,294 new ordinary Sibanye-Stillwater shares which were issued pursuant to the c.US$1 billion equity rights offer which closed on 9 June 2017, and 42,522,524 new ordinary Sibanye-Stillwater shares issued pursuant to the capitalisation issue on 6 October 2017.

As a result, Group has a reasonable degree of certainty that it will report a loss per share of at least 235 cents (18 US cents) for the year ended 31 December 2017 and a headline loss per share at least 110 cents
(8 US cents). EPS and HEPS for comparative period (adjusted to reflect the bonus element of the rights issue and capitalisation issue) were 254 cents (17 US cents) and 171 cents (12 US cents), respectively. This represents a 193% decrease in respect of EPS and a 165% decrease in respect of HEPS.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors. A further trading statement with a more definitive range will be released before reporting the financial year end results on 22 February 2018.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 25, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer